FIRST AMENDMENT

TO

CONFIDENTIAL PRIVATE PLACEMENT MEMORANDUM

OF

PARK CITY GROUP, INC.

This First Supplement (the “First Supplement”) is designed to update, through June 22, 2007, the information previously provided in the Confidential Private Placement Memorandum dated May 31 2007 with all Exhibits thereto (the “Original Offering Memorandum”), relating to the offering (the “Offering”) of a minimum amount of $1,000,000 (the “Minimum Amount”) and a maximum amount of $3,500,000 (the “Maximum Amount”) of the Park City Group Inc.’s (the “Company”) Series A Preferred Stock, $0.01 par value per share (the “Preferred Stock”), priced at $10.00 per Share. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Memorandum.

Status of Offering

To accommodate investor demand, the Company has determined to increase the Maximum Amount to $5,840,000. A first closing occurred on June 8, 2007, when the Company accepted subscriptions totaling $1,300,000. A final closing occurred on June 22, 2007, when the Company accepted subscriptions totaling $4,540,000. In selling the increased Maximum Amount, the selling commissions or discounts due to Taglich Brothers, Inc. will be $455,200 and the total net proceeds to the Company will be increased to approximately $5,347,300 from $3,182,500. The increase in proceeds will be used for working capital and general corporate purposes.

Other Terms Unchanged

Except as expressly provided herein, the terms and conditions of the Memorandum are unchanged and remain in full force and effect.

PARK CITY GROUP, INC.

Dated: June 22, 2007